UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

         CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS
                IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17CFS 270.17f-2]

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1. Investment Company Act File Number:               Date examination completed:

811-5669                                             February 16, 2007

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2. State identification Number:

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AL                AK             AZ             AR             CA             CO
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CT                DE             DC             FL             GA             HI
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ID                IL             IN             IA             KS             KY
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LA                ME             MD             MA             MI             MN
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MS                MO             MT             NE             NV             NH
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NJ                NM             NY             NC             ND             OH
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OK                OR             PA             RI             SC             SD
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TN                TX             UT             VT             VA             WA
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WV                WI             WY             PUERTO RICO
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Other (specify):
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3. Exact name of investment company in registration statement:

FIFTH THIRD FUNDS

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4. Address of principal executive office (number, street, city, state, zip code):

38 FOUNTAIN SQUARE PLAZA
CINCINNATI, OHIO 45263
(800) 282-5706

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

                                                      PricewaterhouseCoopers LLP
                                               100 East Broad Street, Suite 2100
                                                              Columbus, OH 43215
                                                        Telephone (614) 225-8700
                                                        Facsimile (614) 224-1044


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
        The Fifth Third Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Fifth Third Funds (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 16, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 16, 2007, and with respect to agreement of security purchases and sales, for the period from December 31, 2006 (the date of our last examination), through February 16, 2007:

     - Confirmation of all securities held by institutions in book entry form by Depository Trust Company, the Federal Reserve Bank and Bank of New York, without prior notice to management;

     - Confirmation, or other procedures as we considered necessary, of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     - Reconciliation of all such securities to the books and records of the Funds and the Fifth Third Bank;

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank's records; and

     - Agreement, or other procedures as we considered necessary, of twenty five security purchases and twenty five security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 16, 2007 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

October 25, 2007

        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940

I, as a member of management of Fifth Third Funds (the "Funds"), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 16, 2007, and from December 31, 2006 through February 16, 2007.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 16, 2007, and from December 31, 2006 through February 16, 2007, with respect to securities reflected in the investment account of the Funds.


Fifth Third Funds


By:      /s/ Aaron Masek
         ----------------------
         Aaron Masek
         Treasurer

         July 6, 2007
         ----------------------
         Date